Exhibit 4.4

FIRST AMENDMENT TO

ENVIVA PARTNERS, LP

LONG-TERM INCENTIVE PLAN

WHEREAS, Enviva Partners GP, LLC, a Delaware limited liability company (the “General Partner”), the general partner of Enviva Partners, LP, a Delaware limited partnership (the “Partnership”) has previously adopted the Enviva Partners, LP Long-Term Incentive Plan (the “Plan”); and

WHEREAS, the General Partner desires to amend the Plan in certain respects;

NOW, THEREFORE, the Plan shall be amended as follows, effective as of January 29, 2020 (the “Amendment Effective Date”):

1.             The first sentence of Section 4(a) of the Plan shall be deleted and the following shall be substituted therefor:

“Subject to adjustment as provided in Section 4(c) and Section 7, the number of Units that may be delivered with respect to Awards under the Plan is 2,450,000 (which number is inclusive of the Units authorized under the Plan prior to January 29, 2020).”

2.             Section 8(b) of the Plan shall be deleted and the following shall be substituted therefor:

“(b)     Tax Withholding. Unless other arrangements have been made that are acceptable to the General Partner or any of its Affiliates, the General Partner or any Affiliate of the General Partner is authorized to deduct, withhold, or cause to be deducted or withheld, from any Award, from any payment due or transfer made under any Award or from any compensation or other amount owing to a Participant the amount (in cash, Units, including Units that would otherwise be issued pursuant to such Award, or other property) of any applicable taxes payable in respect of the grant or settlement of an Award, its exercise, the lapse of restrictions thereon, or any other payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the General Partner or any Affiliate of the General Partner to satisfy its withholding obligations for the payment of such taxes. In the event that Units that would otherwise be issued pursuant to an Award are used to satisfy such withholding obligations, the maximum number of Units that may be so withheld or surrendered shall be the number of Units that have an aggregate Fair Market Value on the date of withholding or surrender equal to the aggregate amount of such tax liabilities determined based on the greatest withholding rates for federal, state, foreign and/or local tax purposes, including payroll taxes, that may be utilized without creating adverse accounting treatment for the General Partner or any of its Affiliates with respect to such Award, as determined by the Committee.”

3.             Section 9 of the Plan shall be deleted and the following shall be substituted therefor:

“Section 9.     Term of the Plan. The Plan, as amended by the First Amendment to the Plan, shall be effective on January 29, 2020 and shall continue until the earliest of (i) the date terminated by the Board or the Committee, (ii) the date that all Units available under the Plan have been delivered to Participants, or (iii) January 29, 2030. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted prior to such termination, and the authority of the Board or the Committee under the Plan or an Award Agreement to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award, shall extend beyond such termination date.”

4.              As amended hereby, the Plan is specifically ratified and reaffirmed.

IN WITNESS WHEREOF, the undersigned has caused this First Amendment to be executed on the Amendment Effective Date, effective for all purposes as provided above.

ENVIVA PARTNERS GP, LLC

By:	/s/ Joseph N. Lane
Name:	Joseph N. Lane
Title:	Executive Vice President, Human Capital

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